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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


(Mark one)

[x] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2000

                  OR

[ ] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to _________________.

                          Commission File Number 0-121

A. Full title of the Plan:

KULICKE & SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        Kulicke & Soffa Industries, Inc.
                              2101 Blair Mill Road
                             Willow Grove, PA 19090
                        Telephone Number: (215) 784 6000
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
                                                              Page(s)
                                      Index

Report of Independent Accountants                                3

Financial Statements:

Statements of Net Assets Available for Benefits                  4

Statements of Changes in Net Assets Available for Benefits       5

Notes to Financial Statements                                   6-9

Additional Information*:

Schedule I -

Item 27a-Schedule of Assets Held for Investment Purposes         10


Signatures                                                       11

Exhibits                                                         12

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


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                        Report of Independent Accountants

To the Participants and Administrator of Kulicke and Soffa Industries, Inc.
Incentive Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of of Kulicke and Soffa Industries, Inc. Incentive Savings Plan (the "Plan") at December 31, 2000 and December 31, 1999 and for the year ended December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP

May 17, 2001
Philadelphia, PA


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
KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

--------------------------------------------------------------------------------

                                                                 DECEMBER 31,
                                                           1999                 2000
                                                       -----------          -----------
Assets:
Investments at fair value:
           Equity funds                                $32,818,797          $33,076,491
           Fixed income funds                            2,807,699            2,549,402
           Kulicke and Soffa Industries, Inc.
               common stock                             14,537,052            8,470,193
           Participant notes receivable                    714,857              945,698
                                                       -----------          -----------
           Total investments                            50,878,405           45,041,784

Cash and cash equivalents                                  630,185            2,164,703
Due from broker for securities sold                         29,900                   --
                                                       -----------          -----------
           Total Assets                                 51,538,490           47,206,487
                                                       -----------          -----------

Accounts payable                                             4,564                3,153
                                                       -----------          -----------

           Net assets available for benefits           $51,533,926          $47,203,334
                                                       ===========          ===========


   The accompanying notes are an integral part of these financial statements.


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
KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

--------------------------------------------------------------------------------

                                                     FOR THE YEARS ENDED DECEMBER 31,
                                                        1999                   2000
                                                    ------------           ------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
     Investment income:
        Interest and dividends                      $    351,317           $    433,892
        Market appreciation (depreciation)
          of investments                              16,698,950             (8,287,985)
                                                    ------------           ------------
                                                      17,050,267             (7,854,093)
                                                    ------------           ------------
    Contributions:
        Employer                                       1,758,115              2,173,194
        Employee                                       3,854,090              4,841,637
                                                    ------------           ------------
                                                       5,612,205              7,014,831

Total additions                                       22,662,472               (839,262)
                                                    ------------           ------------

DEDUCTIONS TO NET ASSETS
  ATTRIBUTED TO:

  Benefit payments                                     1,843,858              3,491,330
  Participant notes receivable
    terminated due to withdrawal                           4,427                     --
                                                    ------------           ------------

 Total deductions                                      1,848,285              3,491,330
                                                    ------------           ------------

Net increase (decrease)                               20,814,187             (4,330,592)
Net assets available for benefits:
   Beginning of year                                  30,719,739             51,533,926
                                                    ------------           ------------
   End of year                                      $ 51,533,926           $ 47,203,334
                                                    ============           ============


The accompanying notes are an integral part of these financial statements


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
KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31,  1999 AND 2000
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of the Kulicke & Soffa Industries, Inc. (the "Company") Incentive Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL

      The plan is a defined contribution plan established on January 1, 1987 and most recently amended November 6, 1998, retroactively effective January 1, 1997. Employees become eligible to participate upon attaining the age of
      18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS

      Participants may contribute an amount up to 14 percent of their compensation, on a before- tax or after-tax basis, for the contribution period subject to IRS limitations. The Company will make a matching contribution, on participant before-tax contributions up to 6% of compensation, in an amount equal to 30 percent for employees with less than five years of service, 50 percent for employees with at least five years of service but less than fifteen and 100 percent for employees with fifteen or more years of service. Grandfathered matching contributions are additional matching contributions made to participants who had attained the age of 40 on or before December 31, 1995. The additional matching percentage allocated is 25 percent for participants ages 40-44, 50 percent for participants ages 45-54 and 75% for participants ages 55 or older. Also, upon beginning participation in the Plan, the Company will make a one time $500 initial ("Jump Start") contribution for participants.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      VESTING

      Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. A participant becomes 33 1/3 percent vested after 2 years of service, 66 2/3 percent vested after 3 years of service, 100 percent vested after 4 years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.


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
KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31,  1999 AND 2000
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN (CONTINUED)

      PAYMENT OF BENEFITS

      On termination of service, a participant will receive a lump-sum amount equal to the vested value of his or her account. Distributions are subject to the applicable provisions of the Plan agreement.

      CHANGE OF TRUSTEE AND RECORDKEEPING RESPONSIBILITIES

      The Company replaced CG Trust as Trustee to the Plan effective December 31, 1998 with Morgan Stanley Dean Witter Trust FSB as the Plan Trustee effective January 1, 1999. The recordkeeping responsibilities of the Plan were changed, effective January 1, 1999, to Dean Witter Reynolds, Inc.

2.    SUMMARY OF ACCOUNTING POLICIES

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      CONTRIBUTIONS

      Employee contributions and matching contributions are recorded in the period during which the Company makes payroll deductions from the participants' earnings.

      BENEFITS

      Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.


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
KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31,  1999 AND 2000
--------------------------------------------------------------------------------

3.    INVESTMENTS

      Investments that represent 5 percent or more of the Plan's net assets are separately identified below.



                                                                                        December 31,
                                                                                   1999                2000
                                                                                   ----                ----
      Kulicke & Soffa Industries, Inc. common stock                             $14,437,052        $ 8,470,193
        683,084  and 752,906 shares, respectively
      Morgan Stanley Dean Witter American Opportunities Fund,                    18,654,383         16,495,685
         427,265  and 483,036 shares, respectively
      Morgan Stanley Dean Witter Information Fund,                                2,839,014          3,282,072
         82,867  and 146,914 shares, respectively
      Morgan Stanley Dean Witter S&P 500 Index Fund,                              5,486,252          5,021,932
         349,889  and 353,657 shares, respectively
      Morgan Stanley Dean Witter Government Securities Trust,                     2,807,699          2,549,402
         327,238  and 285,168 shares, respectively
      Van Kampen Emerging Growth Fund A                                           1,490,377          2,558,013
          17,058 and 40,746 shares, respectively

4.    PARTICIPANT NOTES RECEIVABLE

      Under the terms of the Plan, participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is collateralized by the balance in the participant's vested accrued benefit and bears interest at a rate commensurate with market rates for similar loans, as defined (8.75% for the year ended December 31, 1999 and 9.25 % for the year ended December 31, 2000). Participants are permitted to have up to two loans outstanding at any time.


5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


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
KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31,  1999 AND 2000
--------------------------------------------------------------------------------

6.    INCOME TAXES

      The Internal Revenue Service has determined and informed the Company by a letter dated September 5, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The determination letter does not include a recent amendment. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.


7.    FORFEITURES

      Employer contributions forfeited remain in the Plan as forfeitures and are available to offset future employer contributions or to pay Plan expenses. The forfeiture reserve was $53,075 and $74,765 at December 31, 1999 and 2000, respectively.


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
KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN             SCHEDULE I
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31,  2000
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                         DESCRIPTION OF INVESTMENT
          IDENTITY OF ISSUE,              INCLUDING MATURITY DATE,
         BORROWER, LESSOR, OR            RATE OF INTEREST, COLLATERAL,                                                   CURRENT
           SIMILAR PARTY                     PAR OR MATURITY VALUE                              COST                      VALUE
-----------------------------------------------------------------------------------------------------------------------------------
      * Morgan Stanley                 MSDW American Opportunities                          $17,068,745               $16,495,685
          Dean Witter                       Fund, $34.15 /unit

      * Morgan Stanley                 MSDW Information Fund,                                 4,599,599                 3,282,072
          Dean Witter                        $22.34/ unit

      * Morgan Stanley                 MSDW S&P 500 Index                                     4,855,640                 5,021,932
          Dean Witter                  Fund, $14.20 / unit

      * Morgan Stanley                 MSDW U.S. Government                                   2,556,621                 2,549,402
          Dean Witter                  Securities Trust Fund, $8.94/ unit

      * Morgan Stanley                 Van Kampen Emerging Growth                             3,283,948                 2,558,013
          Dean Witter                  Fund $62.78 / unit

      * Kulicke and Soffa              Kulicke & Soffa Industries, Inc.                       9,919,654                 8,470,193
          Industries, Inc.             Common Stock, $11.25/ share

      * Morgan Stanley                 MSDW Balanced                                          1,894,660                 1,759,262
          Dean Witter                  Growth Fund, $12.92/ unit

      * Morgan Stanley                 Putnam Health Sciences                                 1,146,227                 1,243,904
          Dean Witter                  $81.38 / unit

      * Morgan Stanley                 Van Kampen American Value                                486,857                   405,084
          Dean Witter                  Fund $19.37/ unit

      * Morgan Stanley                 Van Kampen Global Equity                                 731,369                   734,069
          Dean Witter                  Fund  $10.93/ unit

     * Morgan Stanley                  MSDW Dividend Growth                                   1,730,651                 1,576,469
          Dean Witter                  Securities $53.80 / unit

      Outstanding Participants Loans  8.75% - 9.25 %                                            945,699                   945,699
                                                                                            -----------               -----------

                                                                                            $49,219,670               $45,041,784
                                                                                            ===========               ===========


* Party-in-interest


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                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                      Kulicke & Soffa Industries, Inc.
                                          Incentive Savings Plan




Date:   June 20, 2001                     By: /S/ CLIFFORD G. SPRAGUE
                                              ------------------------------
                                                  Clifford G. Sprague
                                                  Senior Vice President
                                                  Chief Financial Officer
                                                  (Principal Financial Officer)

                                INDEX TO EXHIBITS

EXHIBIT                                                              PAGE
-----------                                                          ----
23. Consent of Independent Accountants                                13


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